

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management of the Carolinas, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management of the Carolinas, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Capital Management of the Carolinas, LLC stated that Capital Management of the Carolinas, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management of the Carolinas, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management of the Carolinas, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

February 22, 2016

GreerWalker LLP – Certified Public Accountants
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